UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: October 24, 2012

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated October 24, 2012.
99.2	Press release dated October 24, 2012, entitled “CNOOC Limited Announces Third Quarter 2012 Results”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2012 (ended 30 September 2012). The comparative statistics of the Group for the third quarter of 2011 (ended 30 September 2011) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2012 (ended 30 September 2012). The comparative statistics of the Group for the third quarter of 2011 (ended 30 September 2011) are also disclosed in this announcement.

The Company achieved a total net production of 87.8 million barrels of oil equivalent (BOE) for the third quarter of 2012, which was mainly attributable to: firstly, the production contribution from the new projects and new development wells; secondly, production of overseas projects continued to increase; thirdly, the producing fields maintained stable production. The 2012 net production is expected to exceed the annual production target and achieve 335-345 million BOE.

For the third quarter of 2012, the Company drilled eight successful appraisal wells in offshore China. The Kenli 9-1 and Dongfang 13-2 structures were proved to be a mid-sized and a large-sized discovery, respectively.

Having benefited from the oil and gas production growth, the total unaudited oil and gas sales revenues of the Company reached approximately RMB48.44 billion for the third quarter of 2012, representing an increase of 4.7% year over year (YOY). In the period, the Company’s average realized oil price decreased 6.5% YOY to US$104.74 per barrel while the Company’s average realized gas price increased 12.5% YOY to US$5.83 per thousand cubic feet.

For the third quarter of 2012, the Company's capital expenditure was approximately RMB15.0 billion, representing an increase of 46.7% YOY, mainly attributable to the increase of the development projects and extensive exploration activities.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)

	2012*		2011*
Crude Oil & Liquids (mmbbls)	Q3	YTD	Q3	YTD
Bohai Bay	38.6	110.6	35.6	111.8
Western South China Sea	6.6	19.2	6.1	20.3
Eastern South China Sea	11.5	31.6	9.8	33.5
East China Sea	0.1	0.4	0.1	0.2
Overseas	12.9	34.9	9.8	28.8
Subtotal (mmbbls)	69.6	196.7	61.4	194.5

Natural Gas (bcf)
Bohai Bay	10.2	33.1	10.7	33.6
Western South China Sea	35.7	99.6	37.1	108.3
Eastern South China Sea	14.5	39.8	14.9	45.3
East China Sea	3.0	9.0	2.5	7.5
Overseas	41.4	119.0	48.8	127.7
Subtotal (bcf)	104.7	300.4	114.0	322.3

Total Net Production (mmboe)	87.8	248.7	80.9	249.7

* Including our interest in equity-accounted investees, which was approximately 4.1 million BOE for the third quarter of 2012 and approximately 4.6 million BOE for the third quarter of 2011.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (millions)				US$ (millions)
	2012		2011		2012		2011
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude oil and liquids	45,052	134,339	42,897	134,027	7,110	21,273	6,687	20,621
Natural gas	3,392	9,764	3,363	9,264	535	1,546	524	1,425
Marketing revenue, net	101	205	28	112	16	32	4	17
Others	416	1,142	227	655	66	181	35	101
Total	48,961	145,450	46,515	144,058	7,727	23,032	7,251	22,164

Capital Expenditures
Exploration	3,129	9,856	2,500	6,526	494	1,561	390	1,004
Development	9,221	24,446	5,868	13,736	1,455	3,871	915	2,113
Production	2,651	5,066	1,855	4,654	418	802	289	716
Total	15,001	39,368	10,223	24,916	2,367	6,234	1,594	3,833

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.3367 has been used for the third quarter of 2012, and an exchange rate of US$1 = RMB6.4147 has been used for the third quarter of 2011, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 24 October 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces Third Quarter 2012 Results

(Hong Kong, October 24, 2012) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) is pleased to announce its results for the third quarter of 2012.

The Company achieved a total net production of 87.8 million barrels of oil equivalent (BOE) for the third quarter of the year, primarily attributable to the production contribution from the new projects and new development wells, the continuous improvement of overseas production and the stable performance of producing oil and gas fields. The Company expects the annual production volume to reach 335-345 million BOE primarily due to the strong growth momentum of the fourth quarter.

During the period, the Company made eight successful appraisal wells in offshore China. The appraisal confirmed that Kenli 9-1 and Dongfang 13-2 are mid and large-sized discoveries, respectively.

Having benefited from the oil and gas production growth, the total unaudited oil and gas sales revenues of the Company reached approximately RMB48.44 billion for the third quarter of 2012, representing an increase of 4.7% year over year (YOY). In this period, the Company’s average realized oil price decreased 6.5% YOY to US$104.74 per barrel while the Company’s average realized gas price increased 12.5% YOY to US$5.83 per thousand cubic feet.

In this quarter, the Company's capital expenditure was approximately RMB15.0 billion, representing an increase of 46.7% YOY, primarily due to the busy development projects and extensive exploration activities.

Mr. Li Fanrong, CEO of the Company commented, “I am very pleased to witness that our company has achieved net production growth in the third quarter. In exploration area, we drilled 8 successful appraisal wells to further enhance the reserve and production growth in the future. In view of the above achievements, we are fully confident to accomplish the annual key operating statistics of the Company.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com